

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 19, 2018

Dr. Jin Huang
President and Chief Executive Officer
Ambow Education Holding Ltd.
12th Floor, Tower 1, Financial Street
Chang'an Center, Shijingshan District
Beijing 100043
People's Republic of China

> **Re:** **Ambow Education Holding Ltd.**
> **Amendment No. 5 to Registration Statement on Form F-1**
> **Filed March 9, 2018**
> **File No. 333-220207**

Dear Dr. Huang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 30, 2018 letter.

Risk Factors, page 10

If we fail to settle our RMB and US dollar loans properly, it may be considered as unauthorized currency exchange arrangement and we may face penalties from local authorities, page 30

1. Please clarify the nature of the severe penalties to which you may be subject if your correlated RMB and US dollar loans are considered a currency exchange arrangement.

Financial Statements

9. Loan Receivable, page F-68
12. Short-Term Borrowing From Third Party, page F-69

2. As previously requested during our conference call on March 1, 2018, please clarify for us the nature of the advice provided by Beijing DYHQ Law Firm. Tell us whether Beijing DYHQ Law Firm provided you with a formal legal opinion based upon a full professional legal review of the documents, agreements and understandings between the parties regarding the $6 million note payable to Sino Accord Investments Limited and the 42.7 million RMB note receivable from Suzhou Zhixinliren Investments. Please explain the nature and context of Beijing DYHQ Law Firm's opinion if the firm provided you with less formal or more general advice.

3. We note from Notes 9 and 12 on pages F-68 and F-69 that it is the understanding of the parties that when the $6 million short-term borrowing is repaid, the 42.7 million RMB loan receivable will be similarly collected.   Your response to comment 1, however, appears to contradict these payment terms as it states that "only after the first installment of the RMB loan has been collected by [Ambow], would [Ambow] make the first installment payment of the US Dollar loan." Please clarify for us the repayment terms for the note payable to Sino Accord Investments Limited and the note receivable from Suzhou Zhixinliren Investments.

4. Please provide us with translated copies of the *side agreements* referred to in Section 7.1 of the Loan Agreement filed as Exhibit 10.74.

5. We note from Section 7 of the loan agreement filed as Exhibit 10.72 that your $6 million loan payable to Sino Accord Investments can be assigned to other parties. Tell us whether it is your understanding that the third parties may effect such an assignment and/or if it is your intent to permit such an assignment, to Suzhou Zhixinliren Investments, of your $6 million Sino Accord Investments obligation for offsetting in satisfaction of Suzhou Zhixinliren's RMB denominated obligation to you. If so please explain.

6. Tell us how you induced both parties to make identical interest free extensions of their respective financial instruments. Describe any fees, compensation or other consideration provided by you to each of these two parties to obtain the identical March 7, 2018 extensions of repayment terms to April 4, 2019.

Financial Statements

18 Disposal of Subsidiaries, page F-72

7. It appears from section 1. Indemnity, of Equity Transfer Agreement – Amendment 2, dated December 12, 2017, (Exhibit 10.78) that Beijing Shengkehua Technology Co. Inc. has not accepted full legal and financial obligation for all pre-acquisition "obligations (including

contingent liabilities, taxes and guarantees)" of Ambow Online and Suzhou Wenjian. Please advise and tell us the following:

- What considerations arose that compelled the parties to re-negotiated the agreement in this respect;
- Describe and quantify for us the known event and circumstances and known uncertainties related to Ambow Education Holding's responsibilities under this contract section;
- Explain whether Ambow Education Holding has retained tax exposure for Ambow Online; and
- How you considered the value of these additional contingent liabilities, taxes and guarantees in your accounting for the disposition of Ambow Online.

8. Please clarify for us the meaning of section 2. Indemnity, of Equity Transfer Agreement – Amendment 2, dated December 12, 2017, (Exhibit 10.78). It appears as though Ambow Online was registered to "undertake Ambow Education Group's employee stock option plans." Tell us when and how this matter was resolved. Tell us why this matter remained unresolved until at least December 12, 2017, months after the August 31, 2017 sale of Ambow Online.

9. It appears from sections 3.2 and 5.3 of Equity Transfer Agreement, dated August 31, 2017, (Exhibit 10.76) that control of Ambow Online and Suzhou Wenjian does not actually transfer to Beijing Shengkehua Technology Co. Inc. until corporate registration with the Industry and Commerce Bureau is changed. It is, however, not apparent from the documentation provided when such registration changes were made and effective. Tell us when the pertinent corporate registrations with the Industry and Commerce Bureau were actually changed and effective. If such changes were made and/or effective after September 30, 2017, explain for us your consideration of whether or not it is appropriate to consolidate the financial position and results of operation of Ambow Online and Suzhou Wenjian through September 30, 2017.

10. We note that several aspects of the sale of Ambow Online remained subject to negotiations as of August 31, 2017: indemnity (amendment #2) and payment terms (amendment #4). In light of these material open items, tell us your consideration of why you believe that the original August 31, 2017 agreement reflected an enforceable transfer of control of Ambow Online and Suzhoy Wenjian to Beijing Shenglehua Technologies at that time.

You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at 202-551-3415, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Mitchell S. Nussbaum, Esq.
        Loeb & Loeb LLP